UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Mentor Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    587188103
                                 (CUSIP Number)

                                  Jon L. Mosle
                              HBK Investments L.P.
                       2101 Cedar Springs Road, Suite 700
                                Dallas, TX 75201
                                 (214) 758-6107
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 17, 2009
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Master Fund L.P.

2. Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Cayman Islands

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 0%

14. Type of Reporting Person: PN

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 0%

14. Type of Reporting Person: PN

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Services LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6. Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 0%

14. Type of Reporting Person: OO

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK New York LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 0%

14. Type of Reporting Person: OO

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Partners II L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 0%

14. Type of Reporting Person: PN

CUSIP No. 587188103

1.  Name of Reporting Person.

    HBK Management LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

13. Percent of Class Represented by Amount in Row (9): 0%

14. Type of Reporting Person: OO

     EXPLANATORY NOTES: This Amendment No. 2 to Schedule 13D (this "Amendment") hereby amends and supplements the statement on Schedule 13D filed on December 15, 2008 as amended by Amendment No. 1 filed on January 2, 2009 ("Amendment No. 1")(the "Initial Schedule 13D" and the Initial Schedule 13D as amended, the "Schedule 13D") with the Securities and Exchange Commission relating to the shares of common stock, par value $0.0001 per share, of Mentor Corporation, a Minnesota corporation. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D. This Amendment is being filed in order to report the sale by HBK Master of shares of Common Stock and the tendering by HBK Master of its entire remaining position in Common Stock in the tender offer described in the Schedule TO filed with the Securities and Exchange Commission by Maple Merger Sub, Inc. on December 12, 2008 as amended by subsequent amendments No. 1 through 6 (the "Tender Offer"). This Amendment amends and restates Item 5 in its entirety and amends and supplements Item 7, as set forth below. This amendment constitutes an "exit" filing with respect to the
Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

     (a) Each of the Reporting Persons no longer beneficially owns any shares of Common Stock.

     (b) Not applicable.

     (c) Information concerning transactions in the Common Stock of the Issuer, which were all effected by HBK Master in the open market through a broker, since the filing of Amendment No. 1 is set forth in Appendix A-3 hereto. In addition, HBK Master tendered 1,900,833 shares of Common Stock for a total consideration of $58,925,823 in accordance with the terms of the Tender Offer.

     (d) Not applicable.

     (e) As of January 17, 2009, the Reporting Persons ceased to be the beneficial owner more than five percent of the class of securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is being amended by adding the following:

Appendix A-3:  Transactions Effected Since the Filing of Amendment No. 1.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED: January 22, 2009

                                            HBK INVESTMENTS L.P.

                                            By:  /s/ Jon L. Mosle
                                                 ---------------------------
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK SERVICES LLC

                                            By:  /s/ Jon L. Mosle
                                                 ---------------------------
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK NEW YORK LLC

                                            By:  /s/ Jon L. Mosle
                                                 ---------------------------
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK PARTNERS II L.P.
                                            By: HBK Management LLC
                                                General Partner

                                            By:  /s/ Jon L. Mosle
                                                 ---------------------------
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MANAGEMENT LLC

                                            By:  /s/ Jon L. Mosle
                                                 ---------------------------
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MASTER FUND L.P.
                                            By:  HBK Services LLC
                                                 Investment Advisor

                                            By:  /s/ Jon L. Mosle
                                                 ---------------------------
                                                 Jon L. Mosle
                                                 Authorized Signatory

                                    APPENDIX A-3

This Appendix sets forth information with respect to each purchase and sale of Common Stock which were effectuated by a Reporting Person since the filing of Amendment No. 1 on January 2, 2009. The reported sales was effectuated in the open market through a broker.

Shares of Common Stock purchased or sold by HBK Master:

Date of Transaction        Number of Shares   Price Per Share ($)
                           Bought/(Sold)

01/02/2009                 (75)               30.95
01/06/2009                 (600)              30.95
01/12/2009                 (3,078)            30.95
01/15/2009                 (900)              30.96